FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated December 20, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

 A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6.404/76)

SUMMARY OF THE MINUTES OF THE 11TH/2010 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: December 16, 2010 at 2:00 p.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: the majority of board members. CHAIR: Nildemar Secches, Co-Chairman, Luiz Fernando Furan, Co-Chairman and Edina Biava, Secretary.  1. Authorization for BRF to be a guarantor for Sadia before the Development Agencies of the States of Goiás and Ceará – 1.1. Authorization was granted to BRF to act as guarantor of Sadia before the State of Goiás Development Agency for the purposes of transferring the Produzir tax benefit, currently in the name of  the company Goiaves, to Sadia. 1.2. Authorization was granted for BRF to act as guarantor of Sadia before the State of Ceará Development Agency for the transfer of the tax benefits from the special regime. 2. Approval of Interest on Shareholders’ Equity (dividends) for the shareholders – In conjunction with the Fiscal Council, the Board decided to approve the payment of R$ 209,300,000,00 (two hundred and nine million, three hundred thousand Reais), equivalent to R$ 0.24010772 gross per share of the free float, with federal income tax of 15%, with the exemption of those shareholders, either immune or exempt, on the 871,692,074 shares of the free float, by way of interest on shareholders equity which shall be incorporated in the mandatory annual dividend, pursuant to the current legislation. The right shall be applicable to shareholders as of the record date of December 28, 2010, ex-rights to interest on shareholders’ equity on December 29, 2010 and payout shall occur on February 24, 2011. 3.  Advisory Council - The following members were reappointed to make up the Company’s Senior Advisory Council, Wang Wei Chang, for the period of 2 (two) years, beginning January 1, 2011. and Ricardo Robert Athayde Menezes, for the period of 1 (one) year beginning January 1, 2011. 4. Other internal company matters. These minutes, having been drafted, read and approved, were signed by members of the Board present. Members of the Board: Nildemar Secches, Co-Chairman, Luiz Fernando Furlan, Co-Chairman, Francisco Ferreira Alexandre, Carlos Alberto Cardoso Moreira, Décio da Silva, João Vinicius Prianti, Roberto Faldini, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Walter Fontana Filho. São Paulo-SP, December 16, 2010. (I hereby certify that this is a true copy of the original minutes drafted to Book  number 3, folios 2 to 5, of Minutes of Ordinary and Extraordinary Meetings of the Company’s Board of Directors).

EDINA BIAVA

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   December 20, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director